March 11, 2011
Via EDGAR and by Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:
Homeland Security Capital Corporation
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Forms 10-Q for the Fiscal Quarters Ended September 30, 2010 and
December 31, 2010
File No. 0-23279

Ladies and Gentleman:
On behalf of Homeland Security Capital Corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the year ended June 30, 2010 (the “Amendment”), as originally filed with the Commission on September 28, 2010, as well as Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the year ended June 30, 2009, as originally filed with the Commission on September 28, 2009. We are also delivering five clean and marked complete courtesy copies of the Amendment to the attention of Tracey Houser, Staff Accountant, of the Commission.
Set forth below are the Company’s responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated February 15, 2011, from the staff at the Commission (the “Staff”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.
Form 10-K for the Fiscal Year Ended June 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Critical Accounting Policies and Estimates, page 43
1.
In future filings, please revise your disclosures for each of the areas impacting your consolidated financial statements that you have identified as having critical estimates to provide investors with an understanding of the material estimates you are making for each of the identified areas and the factors that could impact the estimates you have made and therefore could materially impact your consolidated financial statements in the future. In this regard, the disclosures you currently provide appear to be similar to the disclosures you provide in your audited footnotes regarding your accounting policies. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 11, 2011

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
2.
In future filings for your assessment of goodwill for impairment, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders’ deficit, please provide the following disclosures for each reporting unit:

•	Identify the reporting unit.
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
•	The amount of goodwill allocated to the reporting unit.
•	A description of the assumptions that drive the estimated fair value.
•
A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit’s fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.
If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
Off-Balance Sheet Arrangements, page 43
3.
We note your statement that you do not have any off-balance sheet arrangements. However, we note that you have approximately $7.3 million of bonds or surety contracts outstanding as of June 30, 2010. In future filings, please disclose all agreements and contracts that meet the definition of an off-balance sheet arrangement. Please refer to Item 303(A)(4) of Regulation S-K and the related instructions for guidance.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 11, 2011

Item 9A. Controls and Procedures, page 44
4.
We note your disclosure that your disclosure controls and procedures were effective to provide reasonable assurance “that information required to be disclosed in [y]our reports filed or submitted under the Exchange Act is recorded, accumulated, processed, summarized, reported and communicated on a timely basis within the time periods specified in the Commission’s rules and forms.” However, this is not the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Exchange Act, Please revise your disclosure in an amendment to your fiscal year 2010 Form 10-K to clarify that your disclosure controls and procedures are effective at the reasonably assurance level insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, if correct. In the alternative you may remove the inclusion of the definition of disclosure controls and procedures from your disclosures.

Response: Please see the Company’s disclosure on page 1 of the Amendment, which has been revised in response to the Staff’s comment.
5.
In an amendment to your fiscal year 2010 Form 10-K, please disclose your conclusion regarding the effectiveness of your internal control over financial reporting. Please refer to Item 308T(a)(3) of Regulation S-K. Please also revise your disclosure regarding your registered public accounting firm’s involvement with assessing the effectiveness of your internal control over financial reporting to provide language that agrees to Item 308T(a)(4) of Regulation S-K.

Response: Please see the Company’s disclosure on page 2 of the Amendment, which has been revised in response to the Staff’s comment.
Report of Independent Registered Public Accounting Firm, page F-2
6.
We note that Coulter & Justus, P.C. has referenced the work of the auditors for Safety and Ecology Corporation Limited, In accordance with Rule 2-05 of Regulation S-X, please amend your fiscal years 2010 and 2009 Forms 10-K to include the report of the referenced auditor.

Response: The Company has filed revised Reports of Independent Registered Public Accounting Firm, neither of which reference any other auditor. Please see page F-2 of the Amendment and page F-1 of the Amendment No. 1 to Form 10-K/A for the year ended June 30, 2009.
Statements of Operations, page F-4
7.
In future filings, please include impairment losses on fixed assets that are currently or were used in the conduct of your operations within operating income. Please refer to ASC 360-10-45-5 for guidance.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 11, 2011

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
Balance Sheets, page F-3
8.
We note that you have included the purchase and sale of your investments in marketable fixed income securities within investing cash flows. We further note that it is your accounting policy to recognize realized and unrealized gains and losses within the consolidated statement of operations. This accounting policy implies that these investments are classified as trading securities. Please refer to the guidance in ASC 320-10-35-1.a, If this is correct, please reclassify your purchases and sales of trading securities as operating cash flows in an amendment to your fiscal year 2010 From 10-K. Please refer to ASC 230-10-45-12 and 230-10-45-19 for guidance.

Response: In response to the Staff’s comment, the Company has reclassified its purchases and sales of trading securities as operating cash flows. Please see the revised Statement of Cash Flows on page F-5 of the Amendment.
Statements of Cash Flows, page F-5
9.
We note that you included the amount you received from the exercise of stock options within stock-based compensation expense line item, which is part of operating cash flows on the statements of cash flows. In future filings, please ensure you reflect cash received from the issuance of stock within the financing activities section of your statements of cash flows. Please refer to ASC 230-10-45-14 for guidance.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
Summary of Significant Accounting Policies, page F-7
General
10.
We note that goodwill is one of your largest assets. As such, please include your accounting policy for the initial recognition of goodwill. Please refer to ASC 350-20—25 and 805-30 for guidance. Please also disclose your accounting policy for your assessment of goodwill for impairment. Please refer to ASC 350-20-35 for guidance. Finally, please disclose, if correct, that all of your goodwill is from the acquisition of Safety. Please refer to ASC 350-20-50-1 for guidance.

Response: In response to the Staff’s comment, the Company has revised Note 5 on page F-13 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 11, 2011

Revenue Recognition, page F-8
11.
In future filings, please provide investors with a more comprehensive understanding of your revenue recognition policies for your time and materials and fixed fee contracts. For each of your contract types, please disclose to investors the general length of your contracts. For your fixed fee contracts, please provide investors with a more comprehensive explanation for the following:

•
How you estimate total revenues for each of your contracts in terms of the basic contract price, contract options, change orders, claims, and other contingent contract provisions, such as incentives and performance awards. Please refer to ASC 605-35-25-15 — 25-31 for guidance.

•
How you are measuring the extent of your progress toward completion. Please explain to investors what the efforts expended method is and the measure you use for your contracts (e.g., labor hours, labor dollars, etc.), Please refer to ASC 605—35-25-70 — 25-78 for guidance.

•	How you apply the measure of your progress toward completion to determine the amount of revenues to be recognized for each period. Please refer to ASC 605—35-25-82 — 25-85 for guidance.
•	The amount of revenue recognized for each period presented that relates to claims: Please refer to ASC 605-35-50-6 — 50.7 for guidance.
For your time and materials contracts, please explain when in the process of you performing on these contracts revenue is earned. Please refer to ASC 605-35-25 for guidance, Please also provide your accounting policy for recognizing revenues for your cost plus contracts as referenced on page 41 of your Form 10-K. Please refer to ASC 605-35-25 for guidance.
Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
12.
Please revise your revenue recognition policy for the sale of products to clarify that you are not recognizing revenue until all of the criteria in ASC 605-10-599-1 for the recognition of revenue have been met. Please also tell investors at what point in the sales process all of the criteria has been met (e.g., when the product has been delivered and accepted by the customer).

Response: In response to the Staff’s comment, the Company has revised Note 2 on page F-8 of the Amendment.
Convertible Preferred Stock, page F-17
13.
We note that the Series H Convertible Preferred Stock contains a feature that adjusts the ratio of the number of shares of common stock for each share of Series H Convertible Preferred Stock based on certain earnings milestones. We further note that one of the earnings milestones was not met, resulting in the ratio increasing the number of shares of common stock. Please tell us your consideration of the guidance in ASC 470-20-25.20, 470-20-35.1 — 35-5 as to whether this feature is considered a contingent conversion option that should be recognized to the extent the contingent event is triggered. Please also refer to Example 7 in ASC 470-20.55 for additional guidance.

Response: In response to the Staff’s comment, the Company has revised Note 10 on page F-18 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 11, 2011

Commitments and Contingencies, page F-24
14.
We note your statement that it is reasonably possible that a contingency related to your disputes and claims could change in the near term. In future filings, please clarify your disclosures to state whether you have recognized a material liability for these loss contingencies, including the amount, Please also disclose the amount of reasonably possible loss in excess of accrual to the extent material to your consolidated financial statements. To the extent that any of your disputes or claims could be individually material, please provide investors with specific disclosures for those disputes or claims, including the nature and current status of those loss contingencies. Please refer to ASC 450-20-50-1 — 50-8 for guidance.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
Exhibits 31.1 and 31.2
15.
In future filings, please revise the language in the 302 certifications to conform exactly to the language in Item 601(B)(31) of Regulation S-K. We note in particular paragraph 4(d) of the certification in which you replaced the phrase “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “fourth fiscal quarter”.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
General
16.
Please include an explanatory paragraph at the beginning of the document to explain to investors why you are filing each of the amendments. Please also ensure your updated 302 and 906 certifications reference the amendment filings.

Response: We note the Staff’s comment and have provided an explanatory paragraph and included updated 302 and 906 certifications referencing the amendment filings.
Form 10-Q for the Fiscal Quarter Ended December 31, 2010
Fair Value Measurements, page 8
17.
In future filings, please continue to provide the disclosures included in Note 3 to your first quarter of fiscal year 2011 Form 10-Q for the Ultimate Escapes, Inc. (UEI), formerly known as Secure America Acquisition Corporation, investment. Otherwise, please provide us with a detailed explanation as to why you believe the disclosure is not useful to an investor in understanding your consolidated financial statements.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 11, 2011

Related Party Transactions
18.
Please revise your disclosures in future filings to clarify that Secure America Acquisition Holdings, LLC has changed its name to Ultimate Escapes, Inc. (UEI). As noted in your first quarter of fiscal year 2011 Form 10-Q, you noted that UE1 filed for bankruptcy protection on September 20, 2010. As you hold a note receivable from UEI, it is unclear why you have not continued to provide this disclosure to investors. Please confirm to us that you will provide this information to investors until such time as the UE1 note receivable and interest income is no longer reflected in the consolidated financial statements presented. Please also clarify that your Chairman and Chief Executive Officer has the ability and intent to fulfill the guarantee provided and pay the outstanding principal and interest balances on the contractual due date of May 31, 2011. Please refer to ASC 310-10-35 for guidance.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
19.
In future filings, please provide investors with a more comprehensive understanding of the uses of cash. In this regard, your current disclosures only reference ongoing operations and future acquisitions. However, we note that you have a significant amount of debt and interest payments that also require use of your cash. Please refer to Item 303(A)(1) of Regulation S-K and Sections 501.03 and 501,13 of the Financial Reporting Codification for guidance.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
20.
We note your statement that you believe you will have sufficient cash on hand and available for credit to satisfy your current operating commitments. As your current liabilities exceed your current assets, please provide investors with a comprehensive explanation of all of the factors you considered in arriving at this conclusion. Please refer to Item 303(A)(1) of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
21.
In addition to your operating commitments, please provide investors with an understanding as to whether you believe you will be able to meet your obligations related to your debt and equity instruments that are due within the next 12 months. Please ensure this discussion and analysis provides investors with all of the factors that you considered in arriving at this conclusion, as your current liabilities exceed your current assets. In this regard, we note that you have over $18 million in debt due to a related party with a maturity date of July 15, 2011. While we note that you have received extensions from the related party, please provide investors with an understanding as to how you intend to settle this debt obligation. Based on your current level of earnings and your cash flows, it is unclear how you intend to settle this obligation in cash in the near term. Please also provide investors with a detailed understanding of the implications of your inability to repay this obligation by July 15, 2011 assuming you are unable to obtain an additional extension. Please refer to Item 303(A)(1) of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 11, 2011

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
22.
We note that as of June 30, 2010 and September 30, 2010, accounts receivable — net and cost in excess of billings on uncompleted contracts (CIEB) are the largest components of your total current assets. Based on the significance of these two line items to your current assets and operating cash flows, please provide investors with a comprehensive understanding as to the collectability of these assets in future filings. For your accounts receivable — net, please disclose for investors the amount that was collected subsequent to the balance sheet date and prior to releasing your financial statements. For any accounts receivable — net that is materially overdue and for which you have not recognized an allowance, please provide investors with an understanding as to why the customer has not remitted the amount due and why you believe the amount is collectible. For your CIEB, please disclose the amount that was billed subsequent to the balance sheet date and prior to the release of your financial statements. For any material amount that relates to unapproved change orders and/or claims, please disclose the amount at issue, a detailed explanation of the unapproved change order and/or claim, how long the amount has been in dispute, and why you believe the amount will be billable in the future. Please refer to Item 303(A)(1) of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

Response: We note the Staff’s comment and the Company hereby undertakes to comply with the Staff’s comment in future filings.
* * *
The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (212) 692-6200 with any comments or questions and please send a copy of any written comments to this response to:
Avisheh Avini, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 11, 2011

Very truly yours,
/s/Avisheh Avini
Avisheh Avini

cc:
Securities and Exchange Commission (Terence O’Brien, Accounting Branch Chief)
Homeland Security Capital Corporation (Michael C. Brigante, CFO)
Homeland Security Capital Corporation (C. Thomas McMillen, CEO)